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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of                    October                   , 2000
                  --------------------------------------------

                              Softcare EC.com Inc.
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                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

PRESS RELEASE DATED OCTOBER 19, 2000


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Softcare EC.com Inc.
                                        ----------------------------------------
                                                  (Registrant)


Date  October 31, 2000               By       /s/ Martyn Armstrong
     --------------------------         ----------------------------------------
                                         Martyn Armstrong, President and CEO

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*Print the name and title under the signature of the signing officer.

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SoftCare EC.Com Inc.
                                                       Shares Issued: 16,989,728
                                                       Fully Diluted: 18,742,978
                                                                Symbol: SCE-CDNX
                                                                        NR-00-22
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                      SOFTCARE ANNOUNCES STOCK OPTION PLAN

NORTH VANCOUVER, BRITISH COLUMBIA, OCTOBER 19, 2000 - SoftCare EC.com (CDNX:SCE), www.softcare.com announces that, subject to regulatory and shareholder approval, the Board of Directors has adopted a share option plan (the "Plan") designed as a consolidated company wide incentive compensation plan for Softcare employees, directors, officers, consultants and service providers. Consequent upon adoption of the Plan a total of 20% of the issued common shares of Softcare are reserved to the Plan (subject to standard anti-dilution adjustment). The total reserved will include 1,230,000 currently outstanding options. Pursuant to the Share Option Plan the Board of Directors has determined that 1,000,875 new options for common share options be granted to specified employees at a price of $ 1.55 per share. The options will vest with individual optionees over periods specified under the Plan. The options granted today shall be exercisable for a term of 5 years. The effective date of the grant is October 19, 2000. Approval for the Plan will be discussed and voted upon by shareholders on November 10, 2000.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all your business e-trading relationships.



On behalf of the Board of Directors,

/s/ Martyn A. Armstrong
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Martyn A. Armstrong
President and CEO

FOR MORE INFORMATION CONTACT:

Clive Massey
Investor Relations
SoftCare EC.Com Inc.
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
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SoftCare EC.com, Inc. Suite 107-980 West 1st Street, North Vancouver, BC V7P3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare's business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on May 8, 2000, and in the other reports filed by it from time to time with the SEC.